Buenos Aires January 17th, 2017

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

  Ref: Relevant Fact. Result of the Placement of Class 1

Notes Denominated in US Dollars at a Fixed Rate -

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Stock Exchange of Buenos Aires (“Mercado de Valores de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. ("Pampa" or the "Company", indistinctly) in order to inform that on the date hereof the Company has successfully completed the placement of Class 1 Notes, denominated in Dollars at a Fixed Rate (The "Notes").

In addition, we inform the public investor that the Company has decided to issue Notes, for a nominal value of US $ 750,000,000, after having received offers of purchase of US $ 4,000 million, more than 5 times regarding the Nominal value to be issued. The issuance of the Notes will be made at an issue price of 99.136% of the nominal value, and at a fixed rate of 7.5% nominal per annum, with a yield of 7.625% and maturing 10 years counted as of the Issue Date.

The banks involved in the transaction were: Citigroup, Deutsche Bank Securities, Credit Agricole CIB and Santander, as initial purchasers and BACS Banco de Credito y Securitización S.A., Banco Hipotecario S.A., Banco de Galicia y Buenos Aires S.A., Industrial and Commercial Bank of China (Argentina) S.A. and Banco de Servicios y Transacciones S.A., as local underwriters.

The remaining terms and conditions resulting from the placement will be informed in the Result Notice to be published by the Company on the date hereof.

Sincerely,

__________________________

Victoria Hitce

Head of Market Relations